DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

[redacted]R'S DIRECT
[redacted]50-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

04012387

RECD S.E.C.
JAN 22 2004

January 22, 2004

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

-Press Release dated January 21, 2004

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Enclosure

Gamesa

PRESS RELEASE

RECD S.E.C.
JAN 2 2 2004
1086

The company will sell 12 wind turbines model G52 850 Kw to Sowitec

GAMESA ACHIVES ITS FIRST CONTRACT FOR THE SUPPLY OF WTG IN GERMANY

Vitoria-Gasteiz, 21th January 2004. Gamesa Eólica, one of the three biggest WTG manufacturers in the world, and leader in Spain in the manufacturing, sale and WTG installation sector, has signed an agreement with the German Company Sowitec Projekt GmbH for the supply of 12 WTG of 850 kW of unitary power in the wind park of Inneringen, located in Baden-Württemberg.

This installation, that constitutes the first wind park of **Gamesa Eólica in** Germany, will be equipped by the mentioned 12 WTG model G52 of 850 kW unitary power for a total power of 10.2 MW.

The agreement, that amounts a value of 7 million euros, includes the supply, assembly and start up of the WTG. The installation of the WTG is expected for the third quarter of 2004.

This transaction fits within the process of international expansion of **Gamesa Eólica** and represents a milestone as it is placed in the world's biggest market. Additionally it reinforces the position of **Gamesa** in Germany, where the group already signed an agreement in October 2003 to acquire the German developer EBV Management Holding, AG. This company currently holds a project pipeline of 600 MW.